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                                                              Exhibit 99.(a)(19)


                        RALEIGH CAPITAL ASSOCIATES L.P.
                             100 JERICHO QUADRANGLE
                            JERICHO, NEW YORK  11735




Dear Unitholder:

           Raleigh has extended the closing date of its $500 offer to purchase your Units in Arvida/JMB Partners, L.P. until April 11, 1997. Our decision to extend the offer is the result of continued uncertainty arising from litigation initiated by the General Partner in which it has sought a declaratory judgment the effect of which would deny voting rights to all unitholders other than those who acquired units in the 1987 original public offering. Raleigh strongly believes that all unitholders have voting rights and that this is a blatant attempt by the General Partner to disenfranchise unitholders and further entrench itself.

           Raleigh believes that the General Partner's position is without merit and intends to continue to vigorously oppose the General Partner on this issue. In that regard, Raleigh recently filed a counterclaim against the General Partner seeking a declaratory judgment that Raleigh, as well as all other unitholders, have voting rights. A hearing on the issue of voting rights is scheduled to be held in the Delaware Chancery Court on April 7th, 8th and 9th.

           Although Raleigh believes that all unitholders have voting rights, we are forced to extend again the expiration of our offer pending resolution of the issue. Accordingly, the offer has been extended until 12:00 midnight on Friday, April 11, 1997.

           To tender your Units, send a completed and executed copy of the Letter of Transmittal, a copy of which is enclosed, and any documents required by the Letter of Transmittal to The Herman Group using the enclosed pre-addressed, postage paid envelope at:

                             THE HERMAN GROUP, INC.
                      2121 San Jacinto Street, 26th Floor
                           Dallas, Texas  75201-9602

                      For information call 1-800-992-6146



                                               RALEIGH CAPITAL ASSOCIATES L.P.